[Letterhead of E-House (China) Holdings Limited]
September 10, 2010
VIA EDGAR AND FACSIMILE
Cicely LaMothe, Branch Chief
Wilson K. Lee, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	E-House (China) Holdings Limited (the “Company”)
Form 20-F for the Year Ended December 31, 2009 (“2009 20-F”)
Filed on April 23, 2010
File No. 000-53043
Dear Mr. LaMothe and Mr. Lee:
The Company has received the letter dated September 2, 2010 from the staff of the Securities and Exchange Commission regarding the 2009 Form 20-F. Because of senior management’s traveling schedule in the next two weeks, we would like to request an extension to the deadline for responding to the letter. We will provide our response to the letter via EDGAR as soon as possible, in any event no later than September 30, 2010.
If you have any additional questions or comments regarding the 2009 20-F, please contact the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850. Thank you very much.

Very truly yours,
/s/ Li-Lan Cheng
Li-Lan Cheng
Chief Financial Officer

cc:	Xin Zhou, Executive Chairman, E-House (China) Holdings Limited
Jianjun Zang, Acting Chief Executive Officer, E-House (China) Holdings Limited
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong
John Hung, Deloitte Touche Tohmatsu CPA Ltd., Shanghai
John Wilde, Deloitte Touche Tohmatsu CPA Ltd., Shanghai

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